Exhibit 10.1
August 4, 2005
VIA FACSIMILE AND
OVERNIGHT COURIER
Board of Directors
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, New York 11050
Attention: Leo S. Ullman
Ladies and Gentlemen:
     As you know, Equity One, Inc. (“Equity One”) is one of the largest stockholders of Cedar Shopping Centers, Inc. (“Cedar” or the “Company”). We were extremely surprised to learn of the Company’s new equity financing plans to sell nine million shares of common stock (the “Financing”) disclosed in its recently issued press release. We have been a significant investor in Cedar since last year and, as a REIT focused on supermarket anchored shopping centers, consider ourselves well equipped to assess Cedar’s assets, operations, business plan and financing strategy.
     Unfortunately, despite the faith that we have historically placed in the management of Cedar, we strongly believe that the Financing threatens us and all of the Company’s stockholders with massive and unprecedented dilution. We believe that there are far more prudent methods to finance Cedar’s pending acquisition and development plans that will better serve the interests of all stockholders at a lower cost. We are concerned that the Financing will badly undermine the value of the Company’s common stock and create risk to Cedar’s ability to maintain current dividend levels. As a result, we strongly recommend that the Company terminate the Financing and seek alternative financing options.
     We believe that, if the Financing is terminated, Cedar remains an attractive investment. Accordingly, Equity One, based solely on publicly available information, hereby sets forth its willingness to acquire Cedar at a price of $17.00 per common share in cash. This proposal represents an almost 14% premium to the current trading price of Cedar’s common stock. We believe that our proposed all-cash transaction will provide Cedar’s stockholders immediate liquidity and the opportunity to maximize their investment in the Company. Obviously, if the Company moves forward with the Financing, our proposal will be retracted. Moreover, we are willing to consider other structures that may appeal to Cedar’s stockholders, including a stock and cash combination transaction that would provide Cedar’s stockholders with the choice between immediate liquidity or the ability to participate in the combined enterprise on a tax free basis. We also are prepared to discuss assisting Cedar in arranging alternative financing so that Cedar will be able to meet immediate capital needs pending completion of our proposed transaction.
     Our proposal is conditioned upon obtaining all necessary regulatory and third party consents and approvals, including stockholder approval, waiver of ownership restrictions and other anti-takeover provisions in the Company’s organizational documents and Maryland law and the execution of a mutually acceptable definitive agreement containing customary terms for a public company transaction.
     We are confident that we have, or can easily arrange, all necessary financial resources to finance our proposal. We are prepared to commence negotiations with you immediately.
     We believe that our proposal is an extremely attractive opportunity for Cedar’s stockholders, and we urge the Board to seriously consider our proposal and terminate the Financing. Of course, if Cedar proceeds with the Financing, Equity One will be required to reevaluate its available options. We believe that Cedar’s Board has a responsibility to all of the Company’s stockholders to consider fully and impartially any proposal that may significantly increase stockholder value. Accordingly, we stand ready to discuss with the Board of Directors any aspect of our proposal. Please contact me to discuss any questions you may have or if you would like further information. You should also note that, as required by our obligations under Section 13(d) of the Securities Exchange Act of 1934, we will be making prompt disclosure of this letter and our proposal.
     In absence of your written response to this letter by 9:00 AM on Monday, August 8, 2005, we will consider you to have rejected this proposal.

Very truly yours, EQUITY ONE, INC.
By:	/s/ Chaim Katzman
Chaim Katzman
Chairman and Chief Executive Officer